Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER RECEIVES NOTIFICATION LETTER FROM THE NYSE MKT REGARDING ITS STOCK PRICE

May 7, 2013

Vancouver, British Columbia - Kimber Resources Inc. (NYSE MKT:KBX, TSX:KBR) (the “Company” or “Kimber”) announced today that it has received a letter from the NYSE MKT LLC (the “NYSE MKT”) notifying the Company that if it does not adequately address the low selling price of the Company’s stock through a reverse stock split or otherwise raise the stock price to the satisfaction of the staff of the NYSE MKT within a reasonable amount of time, the Company will not satisfy the continued listing standards of the NYSE MKT set forth in Section 1003(f)(v) of the NYSE MKT LLC Company Guide and will be subject to continued listing review by the staff of the NYSE MKT under Section 1009 of the NYSE MKT LLC Company Guide. The Company has not yet determined what action, if any, it will take in response to this letter.

During the past two years, Kimber’s management has identified repeated instances of unusual trading activity in Kimber’s securities which management believes may involve naked short selling of the Company’s common stock on the NYSE MKT and part of a market manipulation scheme. The Company has seen high volume selling at the beginning or end of the day on repeated occasions though regulatory filings from the Company’s significant shareholders have not shown substantial changes in their ownership of Kimber’s common stock over the two year period. In addition, SEC Rule 201 has been triggered 29 times since March 2011 with the rule often being in effect for multiple days at time. These periods include a large number of trading days in March and April 2013 (more complete details of the rule 201 trigger dates are shown in Appendix 1). Kimber has alerted the NYSE MKT, FINRA, IIROC, the British Columbia Securities Commission and the Securities and Exchange Commission (the “Regulatory Authorities”) on several occasions to this continued unusual selling.

“Kimber is aware that 2012 and 2013 to date have been very challenging periods for the junior resource market generally,” stated James Puplava, Chairman of Kimber Resources. “However, we believe that the unusual trading of Kimber on NYSE MKT has contributed to the decline in the company’s share price during these difficult market conditions.”

Kimber is a dual listed company with its common shares trading on both the NYSE MKT and the TSX. Kimber’s listing status on the TSX is not affected by any action taken in relation to its NYSE MKT listing and all shares traded on the TSX and NYSE MKT are readily transferable between exchanges.

SEC Rule 201 acts as a circuit breaker. If an individual security declines intra-day by 10% or more from the prior day’s closing price for that security as determined by the covered security’s listing market, then Rule 201 applies the alternative uptick rule for the remainder of the day and the following day to the individual security. The alternative uptick rule permits short selling at a price above the current national best bid for that security. So when Rule 201 is triggered for a stock it means that the stock price has dropped by at least 10% triggering the short sale price restriction for the remainder of the day and the next day.

About Kimber Resources

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in

2011 represented a significant step forward for Kimber and supported further evaluation and more advanced economic studies at the Monterde deposits, with the 2012 Updated Mineral Resource Estimate Technical Report for the Carmen deposit representing a component of those activities.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner, BSc (Hons) Geol.
Vice President, Investor Relations

or

Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: kimbernews@kimberresources.com

Forward looking statements

Statements contained herein that are not based upon current or historical fact are forward-looking in nature and constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. These statements include, but are not limited to, statements regarding the Company’s belief that its low stock price is the result of naked short selling and/or an illegal market manipulation scheme designed to artificially cap the Company’s stock price as well as the Company’s belief that the Regulatory Authorities will, or have initiated an investigation of the unusual trading activity. When used herein, the words "anticipate," "believe," "estimate," “upcoming,” "plan," “target”, "intend" and "expect" and similar expressions, as they relate to Kimber Resources Inc., its subsidiaries, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences, including, but not limited to, risk factors discussed in our latest Annual Report on Form 20-F for the year ended September 30, 2012. Except as required by Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

Appendix 1

Kimber Resources Inc. (TSX:KBR, NYSE MKT: KBX)
SEC Rule 201 Trigger Dates from March 2011 to April 30, 2013

1)	March/24/2011 to March/28/2011
2)	April/12/2011 to April/14/2011
3)	May/17/2011 to May/19/2011
4)	June/6/2011 to June/8/2011
5)	June/13/2011 to June/15/2011
6)	August/4/2011 to August/8/2011
7)	September/22/2011 to September/27/2011
8)	October/3/2011 to October/5/2011
9)	October/20/2011 to October/24/2011
10)	November/21/2011 to November/23/2011
11)	December/8/2011 to December/12/2011
12)	December/28/2011 to December/30/2011
13)	May/15/2012 to May/22/2012
14)	June/5/2012 to June/7/2012
15)	August/2/2012 to August/6/2012
16)	September/14/2012 to September/24/2012
17)	December/10/2012 to December/12/2012
18)	December /14/2012 to December /18/2012
19)	December /18/2012 to December /20/2012
20)	February/5/2013 to February /7/2013
21)	February /20/2013 to February /25/2013
22)	March /7/2013 to March /12/2013
23)	March /13/2013 to March /15/2013
24)	March /21/2013 to March /25/2013
25)	March/25/2013 to March/27/2013
26)	April/3/2013 to April/5/2013
27)	April/9/2013 to April/12/2013
28)	April/15/2013 to April/17/2013
29)	April/23/2013 to April/25/2013